UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANTHEM 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

REQUIRED INFORMATION
The Anthem 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014 and for the
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014 and for the
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm
To the Pension Committee of
ATH Holding Company, LLC
We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Anthem 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Anthem 401(k) Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Indianapolis, Indiana
June 27, 2016

Anthem 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments at fair value	$5,157,662,313	$4,979,612,793
Receivables:
Contributions receivable from employer	3,486,546	3,554,868
Contributions receivable from participants	77,002	27,303
Notes receivable from participants	163,313,523	154,435,642
Net assets available for benefits	$5,324,539,384	$5,137,630,606
See accompanying notes.

Anthem 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions
Interest and dividends	$147,890,855
Interest income on notes receivable from participants	7,076,859
Net depreciation in fair value of investments	(152,797,397)
Contributions:
Participants	278,058,700
Rollovers	30,639,424
Employer	130,201,139
Total additions	441,069,580
Deductions
Benefit payments and withdrawals	291,878,746
Administrative fees	4,597,340
Transfer of assets to unrelated plans	5,077
Total deductions	296,481,163
Increase in net assets prior to transfers	144,588,417

Transfer of assets from merged plans	42,320,361

Net assets available for benefits at beginning of year	5,137,630,606
Net assets available for benefits at end of year	$5,324,539,384
See accompanying notes.

Anthem 401(k) Plan
Notes to Financial Statements
December 31, 2015
1. Description of the Plan
General
The Anthem 401(k) Plan (the “Plan”) is a defined contribution plan which was established to provide savings opportunities for employees of Anthem, Inc. (“Anthem”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Anthem, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Divestiture and Mergers
Effective March 31, 2015, the CareNex Health Services LLC 401(k) Retirement Savings Plan (the “CareNex Plan”) was merged into the Plan. Net assets available for benefits of $59,349 were transferred to the Plan on the date of the merger. Employees of CareNex Health Services LLC became eligible to participate in the Plan effective August 26, 2013, when the CareNex Plan was frozen to new contributions.
Effective June 30, 2015, the CareMore 401(k) Pension Plan (the “CareMore Plan”) was merged into the Plan.  Net assets available for benefits of $39,227,558 were transferred to the Plan on the date of the merger. An additional transfer of $62,808 was received in September 2015 from related plans. The CareMore Plan was frozen effective December 31, 2012 and actively employed participants in the CareMore Plan became eligible to participate in the Plan effective January 1, 2013.
The Simply Healthcare Plans, Inc. 401(k) Profit Sharing Plan and Trust (the "Simply 401(k)") was merged into the Plan effective December 31, 2015. Net assets available for benefits of $2,970,646 were transferred to the Plan on the date of the merger. Employees of Simply Healthcare Plans, Inc. became eligible to participate in the Plan effective January 1, 2016.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions and to pay administrative expenses of the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account or after tax contributions to a Roth 401(k) account. Eligible employees who do not make an election within 30 days of their date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation.
After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. The Plan Sponsor match of Participant pretax and Participant after tax contributions is contributed as a pretax contribution.
Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-

Anthem 401(k) Plan
Notes to Financial Statements (continued)

up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.
Participants direct their elective contributions into various investment options offered by the Plan, including the Anthem Stock Fund and a brokerage option account. The Anthem Stock Fund is a unitized fund that invests in Anthem common stock. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Vesting
Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.
Benefit Payments and Withdrawals
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan. Participant contributions to the Participant’s account are suspended for the six months following a hardship withdrawal from a Participant’s account.
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the Anthem Stock Fund paid in whole shares of Anthem common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70½. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.
Participant Loans
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Forfeitures
Forfeitures of terminated nonvested account balances totaling $1,284,499 and $1,215,388 remained in the Plan as of December 31, 2015 and 2014, respectively. Forfeitures of $144,014 were used to reduce Plan Sponsor contributions and pay administrative expenses during 2015.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administration of the Plan
Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.
The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts.
More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments of the Plan are recorded at fair value. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"), which amends Accounting Standards Codification Topic 820 ("ASC 820"), Fair Value Measurement, to remove the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amended guidance in ASU 2015-07 becomes effective for annual periods beginning after December 15, 2016 with early application permitted.
In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (Part II), Plan Accounting (Topics 960, 962, and 965): Plan Investment Disclosures (“ASU 2015-12 (Part II)"), which removes the requirement to disclose investment results by investment category, permits investments to be reported within the fair value hierarchy by general type rather than by classes of investment, and simplifies or eliminates other Plan investment disclosure requirements.  The amended guidance in ASU 2015-12 (Part II) becomes effective for annual periods beginning after December 15, 2015 with early application permitted.
The Plan elected to adopt the amended guidance effective December 31, 2015. The adoption of ASU 2015-07 and ASU 2015-12 (Part II), each of which requires retrospective application to all periods presented, did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Reclassification
Certain prior year footnote disclosures have been reclassified to conform to the current year presentation.
3. Employee Stock Ownership Plan (ESOP)
The portion of a Participant’s account held in the Anthem Stock Fund is designated as an ESOP and the account is considered an eligible individual account plan as defined by ERISA. Anthem common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Anthem 401(k) Plan
(Formerly WellPoint 401(k) Retirement Savings Plan)
Notes to Financial Statements (continued)

Put Option
In accordance with IRS regulations, Anthem stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Anthem stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Anthem Stock
Any cash dividends paid to the Participant’s account will be reinvested in the Anthem Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
4. Fair Value of Investments
ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements.
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Transfers between Levels, if any, are recorded as of the beginning of the reporting period.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value, of shares held by the Plan at year end.
Anthem common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Brokerage option accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent net asset value, of shares held in the brokerage account at year end.
Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.
Collective trusts: Value is based on the value of the underlying investments divided by the number of units outstanding. The collective trusts replicate Vanguard's Target Date mutual funds. There are no restrictions on redemptions from the collective trusts.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

December 31, 2015	Total	Level I	Level II	Level III
Mutual funds	$3,693,483,979	$3,693,483,979	$—	$—
Anthem, Inc. common stock	346,611,182	346,611,182	—	—
Self-directed brokerage accounts	32,346,971	32,346,971
Life insurance contracts	69,383	—	—	69,383
Investments measured at fair value	4,072,511,515	$4,072,442,132	$—	$69,383
Collective trusts *	$1,085,150,798
Total investments	$5,157,662,313

December 31, 2014	Total	Level I	Level II	Level III
Mutual funds	$3,655,103,307	$3,655,103,307	$—	$—
Anthem, Inc. common stock	312,328,676	312,328,676	—	—
Self-directed brokerage accounts	32,684,433	32,684,433	—	—
Life insurance contracts	70,179	—	—	70,179
Investments measured at fair value	$4,000,186,595	$4,000,116,416	$—	$70,179
Collective trusts *	$979,426,198
Total investments	$4,979,612,793
* In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total investments in the statements of net assets.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2015 and 2014 is as follows:

Life Insurance Contracts
Year ended December 31, 2015:
Beginning balance at January 1, 2015	$70,179
Net unrealized losses relating to assets held at end of year	(1,114)
Purchases	318
Sales	—
Ending balance at December 31, 2015	$69,383

Year ended December 31, 2014:
Beginning balance at January 1, 2014	$73,616
Net unrealized gains relating to assets held at end of year	(773)
Purchases	319
Sales	(2,983)
Ending balance at December 31, 2014	$70,179
There were no transfers between fair value Levels during 2015 and 2014.
5. Related Party Transactions
As of December 31, 2015, the Plan owned approximately 2,485,737 shares of Anthem common stock with a fair value of $346,611,182. During 2015, the Plan had net sales of Anthem common stock totaling $1,751,050.
During 2015, the Plan reimbursed Anthem $19,114 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated September 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions;

Anthem 401(k) Plan
Notes to Financial Statements (continued)

however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Anthem 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713806 Plan #0003
December 31, 2015

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value
Shares of registered investment companies
*	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	$111,178,694
		Extended Market Index Fund Inst'l Plus Shares	294,299,663
		Inflation-Protected Securities Fund Admiral Shares	37,244,468
		Institutional Index Fund Plus Shares	727,214,491
		International Growth Fund Admiral Shares	10,663,101
		PRIMECAP Fund Admiral Shares	377,434,372
		Prime Money Market Fund Institutional Shares	471,218,033
		Total Bond Market Index Fund Institutional Plus Shares	459,856,167
		Total International Stock Index Fund Inst'l Plus Shares	394,241,092
		Wellington Fund Admiral Shares	353,389,506
		Windsor II Fund Admiral Shares	201,264,373

	American Century Investments
		One Choice 2025 Portfolio	206,530
		One Choice 2040 Portfolio	85,100
		One Choice 2020 Portfolio	69,110
		One Choice 2035 Portfolio	48,380
		One Choice In Retirement Portfolio	43,773
		One Choice 2050 Portfolio	41,811
		One Choice 2045 Portfolio	37,270
		One Choice 2030 Portfolio	34,041
		One Choice 2055 Portfolio	19,739

	Prudential Financial
		Jennison 20/20 Focus Fund	44,955
		High Yield Fund	39,716
		Jennison Natural Resources Fund	26,541

*	Artisan	Midcap Value Fund Institutional Shares	125,505,372
*	Touchstone Sands Capital	Select Growth Fund Institutional Shares	127,095,167
	BlackRock	Global Allocation Fund	1,510,713
	BlackRock	Equity Dividend Fund	69,745
	Janus	Balance Fund	139,224
	Janus	Overseas Fund	32,411
	Fidelity Investments	Advisor Leveraged Company Stock Fund	80,932
	Fidelity Investments	Advisor Small Cap Fund	65,856
	PIMCO	Investment Grade Corporate Bond Fund	47,128
	Putnam	U.S. Government Income Trust	40,379

	Deutsche	Real Estate Securities Fund	$37,471
	Franklin Templeton	Mutual Global Discovery Fund	34,721
	Oppenheimer	Gold & Special Minerals Fund	29,989
	The Hartford	Capital Appreciation Fund	26,947
	Alger	Capital Appreciation Institutional Fund	21,173
	Victory Sycamore	Established Value Fund	17,123
	Legg Mason	Global Opportunities Bond Fund	16,064
	MainStay	ICAP International Fund	12,638
			$3,693,483,979
*	Vanguard Group Collective Trusts
		Target Retirement Income Trust Plus	34,019,599
		Target Retirement 2010 Trust Plus	9,319,779
		Target Retirement 2015 Trust Plus	132,540,225
		Target Retirement 2020 Trust Plus	79,383,861
		Target Retirement 2025 Trust Plus	301,285,488
		Target Retirement 2030 Trust Plus	64,135,576
		Target Retirement 2035 Trust Plus	237,123,734
		Target Retirement 2040 Trust Plus	47,919,929
		Target Retirement 2045 Trust Plus	137,821,954
		Target Retirement 2050 Trust Plus	28,580,086
		Target Retirement 2055 Trust Plus	10,218,173
		Target Retirement 2060 Trust Plus	2,769,747
	Invesco	Stable Asset Fund	32,647
			$1,085,150,798

*	Anthem, Inc. common stock		346,611,182

	Self-directed Brokerage Accounts		32,346,971

*	Notes receivable from participants	Interest rates range from 4.0% to 10.5%	163,313,523

	American Mayflower Life Insurance Company	Individual life insurance cash surrender values	69,383
			$5,320,975,836
*Party in interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ANTHEM 401(k) PLAN

By:	/s/ Jose Tomas
Jose Tomas
Chairman of the Pension Committee of ATH Holding Company, LLC

Date: June 27, 2016

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm